

July 3, 2012

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Amendment No. 15 to Registration Statement on Form S-1**
> **Filed June 19, 2012**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter dated May 11, 2012 and have the following additional comments.

General Information About the Company, page 5

1. It appears that the first paragraph of this section should be updated to reflect the most recent financial information and for consistency with the paragraph prior. Please revise to reflect results as of March 31, 2012.

2. Refer to your discussion of the fact that you are considered an "emerging growth company." At the end of this discussion, please add a cross-reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" for a further discussion of the extended transition period for complying with new or revised accounting standards.

Risk Factors, page 10

3. We note your response to our prior comment 4 that you have added a risk factor that addresses the risk that your financial results may be impacted because receiving a dance certification from you is discretionary as the dance instructors are not required to receive certification by any sanctioning body. However, we are unable to find such revised disclosure. Please revise or advise.

We are not currently profitable and may not become profitable, page 10

4. Refer to your discussion of the fact that you are not profitable. Please revise this discussion for clarity. Specifically, you state that you "may not achieve or maintain." Please complete this sentence to indicate what it is that you may not achieve or maintain. In addition, it appears that your auditors have expressed substantial doubt about your ability to continue as a going concern. If our understanding is correct, please revise to clarify.

We will need to obtain additional financing, page 12

5. We note your response to our prior comment 6 and reissue. Please revise to reconcile your disclosure in this risk factor that you expect that you will need a total of $1,500,000 in order to fully implement your business plan and sustain operations for a period of 12 months with your disclosure on pages 3, 11 and 20 that you expect that you will need to raise $1,200,000 in order to fully implement your business plan and sustain operations for a period of 12 months.

Description of Business, page 19

Organizational History, page 19

6. We note your projection that you will earn revenues of $65,000 in 2012 from 260 instructors and $355,000 in 2013 from 1,420 instructors. Please tell us your basis for such projections. Do you mean to state that the majority of these instructors have already paid you for fitness certifications? We note that your revenues have been primarily generated from dance lessons. Alternatively, delete such projections.

Management's Discussion and Analysis of Financial Condition, page 30

7. We note that you have appropriately added a comparative discussion of results of operations and liquidity and capital resources for the most recent fiscal quarter. In accordance with Regulation S-K, Item 303(a), please revise your MD&A to include a discussion of the December 31, 2011 comparative results in addition to the interim results which you have included. We note that this discussion was previously included on pages 32 and 33 of Amendment No. 13 to your Form S-1. However you have omitted it in this amendment.

Cash Flows from Operating Activities, page 33

8. Within your disclosure, you state that cash flows "used in" operating activities as of March 31, 2012 were $242 compared to $(675) "provided" by operating activities as of March 31, 2011. However, this does not appear to agree with your statement of cash flows on page F-14, which shows cash flows provided by operating activities of $242 as

of March 31, 2012 and cash flows used by operating activities of $(675) as of March 31, 2011. Please revise accordingly or advise.

Accounting Policies and Estimates, page 35

9. Please expand your disclosure to explain that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an "emerging growth company" can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Act. Clarify, if true, that you have elected to take advantage of the extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Explain that, until the date that you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date upon which you will adopt the recently issued accounting standard.

Certain Relationships and Related Transactions, page 35

10. In the last paragraph of this section, you refer to the table on page 20 within the document. It appears the page referenced should be page 22. Please revise accordingly or advise.

11. We refer you to our prior comment 10 from our letter dated May 11, 2012. In your June 19, 2012 response letter, you state that this comment has been addressed through revised disclosure within the document. The areas of the document which were revised are unclear. As such, this comment is reissued in full. Please revise the document accordingly to explain how the stock transactions on February 26, 2009 and on March 15, 2010 have been reported in your statements of stockholders' equity and in cash flows.

Report of Independent Registered Public Accounting Firm, page F-2

12. Please refer to our prior comment 13 from our letter dated May 11, 2012. It does not appear that the appropriate changes have been made and, as such, we reissue that comment in full. Specifically, we refer you to the last paragraph of the auditor's opinion on page F-2, which still references financial statements from 2009 which are no longer included in the document. Please revise.

Balance Sheet, page F-12

13. Within the stockholders' equity section of the balance sheet, please revise the common stock caption to describe the shares shown as outstanding as of March 31, 2012 and December 31, 2011.

Note 4: Loans from Shareholders, page F-19

14. Please revise and update this disclosure to state the appropriate loans from shareholders amount as of March 31, 2012.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Diane Dalmy, Esq.